FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release regarding January – March 2020 Results

Item 1

Santander reports first quarter 2020 attributable profit of €331 million, after €1.6 billion reserve build related to COVID-19

Q1 underlying profit was €1,977 million, up 8% year-on-year on a constant currency basis, largely unaffected by the pandemic

Group CET1 capital ratio was 11.58%, broadly in line with the previous quarter and within the target range of 11% to 12%

Madrid, 28 April 2020 - PRESS RELEASE

•	The Group is providing significant financial support to SMEs and corporates affected by the COVID-19 pandemic, extending an average of more than €1.1 billion every day in new lending in April and actively working with individuals and businesses to help provide financial support.

•	In addition, the bank is mobilising €100 million, which is already being used to support relief efforts, funded by reductions in executive and board compensation; employee and third-party donations; as well as contributions from Santander subsidiaries.

•	In the first quarter, credit quality remained robust with the Group’s non-performing loan ratio falling by 37 basis points (bps) year-on-year to 3.25%, while the coverage ratio increased to 71% from 68% in March last year. The pandemic affected the business for only a short period of time in March.

•	The strong performance was again supported by the Group’s diversification, with underlying profit in North and South America up by 34% and 15% on a constant currency basis, respectively, offsetting a 16% decrease in Europe due to lower net interest income, partially offset by lower costs.

•	Digital adoption continued to grow in the period: the number of digital customers increased by 13% to 38.3 million.

•	Santander’s cost-to-income ratio remained among the best of its peers at 47.2% (a 44 bps improvement year-on-year), with operating expenses down 3% in real terms (excluding inflation) as the bank achieved more than €100 million in operating efficiencies in Europe.

•	As a result, the Group achieved an underlying return on tangible equity (RoTE) of 11.1%.

Ana Botín, Banco Santander executive chairman, said:

“Our underlying quarterly operating performance was strong, with a relatively limited impact from COVID-19. The pandemic is, however, causing a global health crisis and significant economic and social distress as a result. Our deepest sympathies are with all those who have been affected and, particularly, with those who have lost loved ones.

“Santander’s purpose is to help people and businesses prosper and now, more than ever, this imperative is informing our decisions and actions. From the start of the crisis we have been determined to do everything in our power to fight the pandemic and support the recovery, and this remains our utmost priority.

“Our immediate focus has been on protecting the health and well-being of our employees and customers while continuing to ensure business continuity. At the moment, well over half of our 195,000 employees

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Ciudad Grupo Santander, edificio Arrecife, planta 2	1
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
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www.santander.com - Twitter: @bancosantander

are working from home, but nearly three quarters of our 11,900 branches and almost all our 39,600 ATMs remain open, providing customers with access to essential services. This has been further supported by a significant increase in the use of digital channels.

“The crisis is affecting the lives and livelihoods of our customers in ways we have never before experienced. Across the bank, we are working tirelessly at two levels; first, to ensure that support is provided to the people and businesses we serve. In the first weeks of April, we have provided an average of more than €1.1 billion of new facilities every day to SMEs and corporates, and our commitment continues. And second, working on understanding the structural changes derived from this crisis, from supply chains to our customers’ behavior.

“On the more immediate priorities, early in the crisis we recognised that we could contribute by leveraging our procurement infrastructure to help acquire and provide emergency medical supplies to governments and health authorities. We are mobilising €100 million to support the emergency through voluntary pay reductions, employee donations and other funds, which has already been used to buy masks, ventilators, beds and other vital medical supplies, as well as financing research into the virus through our Universities programme.

“While the final and more permanent impact is currently impossible to predict, we are operating from a position of strength. Our CET1 capital ratio has increased more than 300 basis points over the last five years and the provisions we have taken in this quarter further strengthen our coverage ratios. We will review our strategic targets once we have a more complete understanding of the full impact of the crisis. However, we are confident in the fundamentals of our business model and the pillars of our strategy remain unchanged. We believe we are well positioned to withstand the anticipated downturn, supported by our well-diversified and highly-collateralised portfolio and robust balance sheet.

“Finally, I would like to thank all our employees for their remarkable efforts in recent weeks.  I am extremely proud of how we have responded as a team and take great confidence from the resilience shown by our business and dedication of our teams I have seen across the Group. These are very testing times for us all, but I absolutely believe that together we can and will rise to this challenge and be stronger for it.”

Results Summary

	Q120 (m)	Q120 v Q119	Q120 v Q119 (excl. FX)
Total income	€11,814	-2%	+3%
Operating expenses	-€5,577	-3%	+1%
Net operating income	€6,237	-1%	+5%
Net loan-loss provisions	-€2,309	+6%	+12%
Profit before tax	€3,556	-3%	+3%
Tax on profit	-€1,260	-5%	+2%
Underlying profit	€1,977	+1%	+8%
Net capital gains and provisions	-€1,646	-	-
Attributable profit	€331	-82%	-80%

Note: Underlying income statement.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2	2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Banco Santander achieved an attributable profit of €331 million in the first quarter of 2020, down 82% year-on-year after incurring a net charge of €1,646 million, primarily due to overlay provisions of €1,600 million related to COVID-19 based on the expected deterioration of the macroeconomic conditions arising from the health crisis. Excluding net charges, which included €46 million of restructuring costs in Europe, the underlying attributable profit in the first quarter of 2020 was €1,977 million, up 1% year-on-year (+8% on a constant currency basis), driven by profit growth in most markets across the Americas and further growth in customer volumes, only marginally affected by the pandemic outbreak.

Compared to the first quarter of last year, the bank saw solid customer trends on a constant currency basis, with customer revenues growing 3%. Net interest income grew in seven of the ten core markets and net fee income rose by 3%. Lending and deposits grew by 7% and 6% respectively on a constant currency basis. In the Americas, loans and funds increased by a healthy double-digit (c.15%), while in Europe that growth was slower.

Santander continues to provide significant financial support to people and businesses affected by the crisis. The average new lending each day to SMEs and corporates has increased over 100%, from €562 million in February to €1,149 million in April, as of the 22nd. In Europe, driven by Spain and Portugal, daily average new lending has risen from €209 million in February to €873 million in April.

The use of digital services accelerated further during the quarter and the bank now has 38.3 million digital customers, up 13% since March last year. In March 2020, nearly half of sales (43%) were through digital channels, seven percentage points higher than in 2019. In the last few weeks, Santander has seen a robust growth in digital adoption due to the COVID-19 situation.

Santander launched PagoFX in the UK during April to offer fast, secure and low-cost international transfers to any customer, no matter who the user banks with, with no fees for two months due to the pandemic, and plans to launch it in 20 markets within three to four years. During the quarter, it also acquired merchant payment solutions company Elavon México aiming to provide superior acquiring and payment services to merchants, enabled by the bank’s global merchant platform.

That ongoing focus on customer loyalty and investment in digital helped the bank maintain a top-three ranking for customer satisfaction in six of its core countries, while also improving operational efficiency. Santander’s cost-to-income ratio remained among the lowest of its peers at 47.2% (44 basis points or bps better year-on-year), with operating expenses falling by 3% in real terms (without inflation) due to efficiencies, mainly in Europe: Spain (-8%), UK (-6%), Portugal and Poland (-4% each). In the first quarter, the bank achieved more than €100 million in efficiencies in Europe, while improving synergies as a region in North America and regional revenue and cost management in South America.

Credit quality improved further in the quarter, with the non-performing loan ratio falling by 37 bps to 3.25%. Cost of credit, the rate at which the bank needs to provision when lending money, remained stable at 1%.

Santander’s CET1 ratio stood at 11.58% in the quarter, in line with its medium-term target of 11-12% as organic generation and the capital gained from cancelling the final dividend of 2019 (+29 bps) largely offset the impact of expected non-recurring items, including corporate transactions (-19 bps) and regulatory and model impacts (-15 bps).

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Ciudad Grupo Santander, edificio Arrecife, planta 2	3
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Tangible net asset value per share, a key measure of shareholder value, was €4.21, versus €4.30 in March last year. Including dividend per share, growth was 1.8% year on year, while the Group maintained one of the highest underlying return on tangible equity among its peers at 11.1%.

COVID-19

In compliance with the accounting standard (IFRS 9), which enables the incorporation of forward-looking macroeconomic information (including anticipated changes in gross domestic product, unemployment, house prices etc.), the Group recorded a provisions overlay in the quarter of €1,600 million, based on an estimate of anticipated loan losses from the pandemic. However, it is too early to know the full economic effects of the crisis or draw conclusions. Santander will continue to review both the development of the crisis and the medium-term strategic objectives once the economic impact of the crisis is clear.

To support the global effort being made to combat this crisis, Santander is implementing multiple measures to protect its stakeholders.

•	Employees. One of the bank’s top priorities is to protect the health of its employees. Remote working has been widely implemented and more than half (112,000) of the bank’s total workforce, are working from home. Video and internet call connections exceed 780,000 per day (including calls with third parties). The bank has limited the branch network with some closures or reduced schedules to protect employees and customers, however, nearly three quarters of the bank’s 11,900 branches have remained open, along with almost all of the bank’s 39,600 ATMs.

•	Customers. Santander is providing emergency liquidity and credit facilities for businesses facing hardship. Also, payment deferrals in many markets, temporary options to increase credit card and overdraft limits, proactive support for vulnerable customers, temporary reduction and suspension of fees, QR codes and other tools in ATMs or point of sale devices to avoid contact, among other measures put in place. Additional details in results slide deck.

•	Business, liquidity and risks. Business performance continued its growth trajectory during the first quarter, with lending and customer funds increasing. Santander’s liquidity position remained solid at all times since the start of the crisis, with access to more than €200 billion of cash or assets that can be converted into cash quickly. Regarding risks, the impacts have not yet materialised in the first quarter indicators, which reflect an improvement in credit quality and coverage ratios.

•	Society. As a responsible bank, one of Santander’s main priorities is to contribute to the well-being of community as a whole. The bank is mobilising €100 million to help with medical equipment and material as well as support organisations in the fight against the virus. Out of those 100 million, €54 million are part of a solidarity fund to produce or purchase medical equipment (millions of masks and hundreds of ventilators already provided), protective clothing and other necessary supplies, such as hospital beds. It has been primarily funded by reductions in chairman, CEO and board compensation, employee and third-party donations, as well as Santander subsidiaries’ contributions. The other €46 million comes from the redirection of funds from specific projects to initiatives dedicated to the fight against COVID-19, such as research or strengthening the university system in its digital transition. Santander has also enabled donation channels and tools, and facilitated access to information and assistance for the general public.

•	Information for stakeholders. Since the start of the crisis, the Group has been proactive to keep informed and advise employees, customers, shareholders and investors at all times.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2	4
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Markets Summary (1Q20 vs 1Q19)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant exchange euros. Variations in current euros are available in the financial report.

Santander’s unique geographic diversification and scale continued to support greater stability and predictability in the bank’s earnings in the quarter, with European franchises contributing 41%, South America 38%, and North America, 21%. Brazil continues to represent the largest proportion of group underlying profit, contributing 29%, followed by Spain (14%), Santander Consumer Finance (12%), US (11%), Mexico (10%) and the UK (8%).

Europe. Underlying profit in Europe was €974 million in the first quarter, down 16% due to lower net interest income, partially offset by cost reductions. Costs were down 3% (-5% in real terms) in the region, as the bank achieved more than €100 million in efficiencies in the first quarter by simplifying the business model and structure to operate in a more integrated way. The number of loyal customers the bank serves in Europe increased by 2% to 9.9 million. Underlying RoTE was 7.9%.

•	In Spain, underlying profit was €352 million, down 1%. The reduction in costs resulted in a strong improvement in efficiency ratio, declining more than two percentage points to 53%. Lending through the ICO COVID-19 programme resulted in higher activity in SMEs and corporates at the end of the quarter and in April, with more than 60,000 operations worth around €9,600 million, already approved or being processed. Santander’s digital capabilities enabled it to continue serving customers with a record growth in the number of digital customers in the quarter (+139,000) to 4.86 million (+3%).

•	In Santander Consumer Finance (SCF), underlying profit dropped 5% to €304 million, with lower portfolio sales and higher perimeter costs offsetting an increase in net interest income of 5%. Consumer business has been affected by the pandemic, particularly in Italy and Spain, with an overall 5% fall in new lending in the quarter. SCF maintained its high profitability in the quarter, with an underlying RoTE of 13.86%. The largest profit contribution came from Germany (€84 million), the Nordic countries (€55 million) and Spain (€43 million).

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Ciudad Grupo Santander, edificio Arrecife, planta 2	5
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

•	In the UK, underlying profit was €188 million, down 27%, reflecting the ongoing competitive pressures and the reduced fee income driven by regulatory changes during the first quarter. The bank’s transformation plans began to show a significant impact on costs, with operating expenses falling by 6% in real terms.

•	In Portugal, underlying profit fell 11% to €120 million as net interest income fell due to lower average interest rates, partially offset by a reduction in costs which enabled the efficiency ratio to improve to 43.1%. Loyal and digital customers continued to grow and digital sales were also strengthened. Loans rose 2%, underpinned by increased new lending to corporates and mortgages in March.

•	In Poland, underlying profit was €38 million, down 38%. Increases in net interest income and net fee income were absorbed by lower gains on financial transactions due to the fall in markets and the higher contribution to the bank guarantee fund. January and February saw a strong growth in sales but business in March showed signs of a slowdown due to the COVID-19 outbreak. Loans increased 9% year-on-year, driven by growth in consumer loans and Corporate & Investment Banking (CIB).

North America. Underlying profit in North America, which includes Mexico and the US, jumped 34% to €522 million, driven by a strong volume growth in both loans and customer funds. The ongoing collaboration between both countries led to an increase of the US-Mexico trade corridor revenue in CIB (+38%) and corporates (+23%). Higher customer revenues, improved efficiency (41.7%) and the acquisition of minority interests also supported growth in profit. The number of digital customers reached 5.5 million, 30% more than the previous year while loyal customers rose 21%, reaching 3.6 million.

•	In the US, underlying profit was €273 million, up 46%, as good growth in lending continued to offset the impact of interest rates decreases. Credit quality ratios also improved, with the non-performing loan ratio at 2%. This, together with revenue growth and cost control, led to an enhanced efficiency ratio of 41.9 (-80 bps) while profitability jumped 3.2 percentage points to 12.4% (adjusted for excess capital). Despite the current unfavourable environment, auto originations remained stable, although sales in recent weeks have been lower than usual.

•	In Mexico, underlying profit increased by 22% to €249 million, driven by solid growth in income and the increase in ownership following successful acquisition of 16.7% of Santander Mexico’s minority interests. Loans increased 13%, driven by particularly good growth in corporates, CIB and mortgages, while customer funds rose 10%. Digital customers continued to grow, reaching 4.45 million, a 38% increase year-on-year.

South America. Underlying profit in South America was €928 million, up 15% year-on-year. Total income increased 8%, with the bank continuing to capture business opportunities, synergies and improving integration across the different countries in the region in payments methods, auto financing, consumer finance and microfinance. RoTE in the region increased significantly, up 154 bps to 21.1%). Digital customers jumped 12% to 17.8 million and operating expenses rose 7%, at a slower pace than income, enabling efficiency to improve 97 bps to 35.7%. The number of loyal customers the bank serves in the region increased by 5% to 7.8 million.

•	In Brazil, underlying profit was €694 million, up 10%, driven by lower cost and provisions. The strategic focus on customer service and operational excellence led to a double-digit growth in volumes and profitability (RoTE stood at 22%). Digital customers increased 13% to 13.8 million while operating expenses decreased 2% in real terms, which enabled the efficiency ratio to improve nearly one percentage point to 32%. Santander continued to expand to strategic regions in the country through products such as Agribusiness and Prospera Microfinance, ending the quarter with 36 specialised Agro shops.

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28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
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•	In Chile, underlying profit was €125 million, down 2%. The positive performance in net interest income (+19%) and fee income (+5%) was offset by higher provisions partly due to releases in Q1 2019. Activity increased driven primarily by growth in corporate loans and record growth in new current accounts in March.

•	In Argentina, underlying profit was €59 million, up 745%, thanks to the greater net interest income, efficiency improvements and a strong decrease in provisions.

•	In the rest of South America, Uruguay’s underlying profit grew 14% to €35 million, with RoTE of 28%. Santander Uruguay remained the country’s leading privately-owned bank, with a strategy focused on retail banking and improving efficiency and the quality of service. Peru grew 33% to €12 million and Colombia more than tripled its profit to €6 million.

About Banco Santander

Banco Santander is the largest bank in the euro zone, with a market capitalisation of €37 billion at the end of the quarter. It has a strong and focused presence in ten core markets across Europe and the Americas with more than four million shareholders and 195,000 employees serving 146 million customers.

Corporate Communications
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28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key consolidated data (from financial report)

BALANCE SHEET (EUR million)	Mar-20	Dec-15%		Mar-19%		Dec-19
Total assets	1,540,359	1,522,695	1.2	1,506,151	2.3	1,522,695
Loans and advances to customers	935,407	942,218	(0.7)	910,195	2.8	942,218
Customer deposits	815,459	824,365	(1.1)	808,361	0.9	824,365
Total funds	1,006,948	1,050,765	(4.2)	1,019,878	(1.3)	1,050,765
Total equity	106,113	110,659	(4.1)	110,365	(3.9)	110,659
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios
INCOME STATEMENT (EUR million)	Q1'20	Q4'19%		Q1'19%		2019
Net interest income	8,487	8,841	(4.0)	8,682	(2.2)	35,283
Total income	11,809	12,327	(4.2)	12,085	(2.3)	49,229
Net operating income	6,220	6,356	(2.1)	6,327	(1.7)	25,949
Profit before tax	1,891	3,831	(50.6)	3,602	(47.5)	12,543
Attributable profit to the parent	331	2,783	(88.1)	1,840	(82.0)	6,515
Change in constant euros:
Q1'20 / Q4'19: Nil: -1.8%; Total income: -2.0%; Net operating income: +0.8%; Attributable profit: -87.5%
Q1'20 / Q1'19: Nil: +2.7%; Total income: +2.7%; Net operating income: +4.2%; Attributable profit: -80.2%
UNDERLYING INCOME STATEMENT (1) (EUR million)	Q1'20	Q4'19%		Q1'19%		2019
Net interest income	8,487	8,841	(4.0)	8,682	(2.2)	35,283
Total income	11,814	12,592	(6.2)	12,085	(2.2)	49,494
Net operating income	6,237	6,621	(5.8)	6,327	(1.4)	26,214
Profit before tax	3,556	3,506	1.4	3,684	(3.5)	14,929
Attributable profit to the parent	1,977	2,072	(4.6)	1,948	1.5	8,252
Variations in constant euros:
Q1'20 / Q4'19: Nil: -1.8%; Total income: -4.1%; Net operating income: -3.1%; Attributable profit: -1.5%
Q1'20 / Q1'19: Nil: +2.7%; Total income: +2.7%; Net operating income: +4.5%; Attributable profit: +7.9%
EPS, PROFITABILITY AND EFFICIENCY (%)	Q1'20	Q4'19%		Q1’19%		2019
EPS (euros)	0.012	0.161	(92.8)	0.104	(89.0)	0.362
Underlying EPS (euros)(1)	0.111	0.116	(5.0)	0.111	(0.3)	0.468
RoE	6.31	9.10		7.85		6.62
RoTE	8.75	12.62		11.15		9.31
Underlying RoTE(1)	11.06	11.63		11.31		11.79
RoA	0.49	0.68		0.63		0.54
RoRWA	1.25	1.69		1.54		1.33
Underlying RoRWA(1)	1.52	1.57		1.56		1.61
Efficiency ratio	47.2	47.4		47.6		47.0
SOLVENCY AND NPL RATIOS (%)	Mar-20	Dec-19		Mar-19		Dec-19
CET1(2)	11.58	11.65		11.23		11.65
Fully Loaded Total capital ratio(2)	15.08	15.02		14.82		15.02
NPL ratio	3.25	3.32		3.62		3.32
Coverage ratio	71	68		68		68
MARKET CAPITALISATION AND SHARES	Mar-20	Dec-19%		Mar-19%		Dec-19
Shares (millions)	16,618	16,618	—	16,237	2.3	16,618
Share price (euros)	2.218	3.730	(40.5)	4.145	(46.5)	3.730
Market capitalisation (EUR million)	36,859	61,986	(40.5)	67,292	(45.2)	61,986
Tangible book value per share (euros)	4.21	4.36		4.30		4.36
Price / Tangible book value per share (X)	0.53	0.86		0.96		0.86
P/E ratio (X)	48.29	10.30		9.94		10.30
OTHER DATA	Mar-20	Dec-19%		Mar-19%		Dec-19
Number of shareholders	4,043,974	3,986,093	1.5	4,089,097	(1.1)	3,986,093
Number of employees	194,948	196,419	(0.7)	202,484	(3.7)	196,419
Number of branches	11,902	11,952	(0.4)	13,277	(10.4)	11,952

(1)	In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to "underlying" results, as they are recorded in the separate line of "net capital gains and provisions", above the Line of attributable profit to the parent. Further details are provided on page 14 of this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 Annual Financial Report, published in the CNMV on 28 February 2020, our 20-F report for the year ending 31 December 2019 registered with the SEC in the United States as well as the "Alternative performance measures" section of the appendix to this report.

(2)	Data applying the IFRS 9 transitional arrangements.

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Ciudad Grupo Santander, edificio Arrecife, planta 2	8
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www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) 2020 1Q Financial Report, published as Relevant Fact on 28 April 2020. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period.

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28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
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www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 28, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer